

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Timothy Matthews
Chief Executive Officer
XCPCNL Business Services Corp
4182 Clemmons Rd., Suite 289
Clemmons, North Carolina 27012

> **Re: XCPCNL Business Services Corp**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed September 27, 2022**
> **File No. 024-11707**

Dear Mr. Matthews:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at (202) 551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Newlan